SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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Filed by a Party other than the Registrant [  ]

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[  ]           Preliminary Proxy Statement
[   ]           Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[   ]           Definitive Proxy Statement
[   ]           Definitive Additional Materials
[ X ]	Soliciting Material Pursuant to Sec. 240.14a-11(c) or Sec. 240.14a-12

Federated Equity Funds
 (Name of Registrant as Specified In Its Charter)

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1.	Title of each class of securities to which transaction applies:

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Filed by Federated Equity Funds

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

Subject Company:  Federated Clover Small Value Fund, Federated Mid Value Fund and Federated Clover  Value Fund

Commission File No. 811-4017

Federated Clover Proxy Talking Points

Investors in Clover’s Multi Cap Value Equity Common Fund, Mid Cap Value Equity Common Fund, and Enhanced Small Cap Value Equity Common Fund should be receiving a proxy and a shareholder letter starting January 30, 2009.  The following attempts to provide guidance on responding to investors’ questions.

•	What Is Being Requested?

Investors are being asked to approve a reorganization into a corresponding mutual fund.  (The proxy statement covers the reorganization of all three Clover Common Funds, but they are only being asked to approve the fund in which they have an interest - the letter accompanying the proxy will help clarify that point.)

o	Investors of Clover Multi Value Common Fund are being asked to approve a merger into Federated Clover Value Fund – Institutional Shares.

▪
Post reorganization, the mutual fund will utilize the same management team and investment process.  While the Fund’s investment strategy permits it to invest in large, mid, and small companies, historically the fund has been categorized in the large cap value space.  This is expected to continue.

o	Investors of Clover Mid Value Common Fund are being asked to approve a merger into Federated Clover Mid Value Fund – Institutional Shares.

▪	Post reorganization, the mutual fund will utilize the same management team and investment process.

o	Investors of Clover Enhanced Small Value Common Fund are being asked to approve a merger into Federated Clover Small Value Fund – Institutional Shares.

▪
Post reorganization, the mutual fund will utilize the same management team, but will employ a slightly different investment process – the fund will invest to a larger degree in small cap securities and be committed more to the small cap space.

•	Why The Change?

o
The change to a mutual fund investment vehicle will meet some of the needs that investors have expressed to Clover  over the years – the need for increased liquidity and more frequent performance information.  The mutual funds are priced daily so will provide investors with greater access to their investments.  The performance of the mutual funds is published more frequently and is more readily available (i.e through various database and online sources).

o
In addition to these benefits, Federated brings additional and enhanced resources to the Federated Clover team.  Federated also brings a robust distribution network that will potentially lead to growing each Fund, as measured by assets, and the ability to continue to support each Fund.

•	Why Are Expenses Different?

o
As outlined in the proxy, the mutual funds will have slightly higher expenses than the existing common funds.  Since the mutual funds are registered funds with the SEC there are additional costs that unregistered funds generally do not incur - blue sky, trustee fees, and increased transfer agent, to name a few.  The expense comparison is as follows:

	Mgmt Fee (bps)	Total Net Exp (bps)
Fed Clover Value Fund (IS)	75	94
Clover Multi Value Common Fund	85	92

Fed Clover Mid Value Fund (IS)	75	99
Clover Mid Value Common Fund	85	92

Fed Clover Small Value Fund (IS)	90	119
Clover Enhanced Small Value Common Fund	90	97

•	What Is The Mutual Fund’s Investment Minimum?

o
The Clover Common Funds have an initial $100,000 minimum investment while the new Federated Clover mutual fund Institutional Shares Classes (IS) will have a $1 mm initial investment minimum.  Since the Clover investors are coming over through a reorganization, they will be exempt from the initial minimum amount.  New purchases within the existing/same account will also be exempt from the investment minimum, but exchanges into other Federated IS shares will be required to meet the $1 mm minimum initial investment.

o
New investors to each Fund’s Institutional Shares class will be subject to a $1 mm investment minimum.  Under certain situations, investors may be exempt from the minimum.  These are outlined in the Fund prospectuses, but some include:  investors participating in a wrap program, investors participating in a no-load network or platform through a financial intermediary with whom Federated has entered into an agreement, and a trust institution investing on behalf of its trust customers.

▪	Keep in mind, the Fund may offer another class, i.e. Class A Shares, that may be more appropriate for an investor.

•	What is Occurring With Clover’s Other Products?

o
At this point, you are not able to answer questions pertaining to the future of other investments they may have with Clover (i.e. Group Trusts, Hedge Funds).  Instead, indicate that Federated routinely reviews products and that we will notify them of any changes.

•	When Will The Conversion Take Place?

o
The shareholder meeting is scheduled for March 11, 2009 and the reorganization into the Federated Clover mutual fund is targeted to occur after the close of business on March 13, 2009.  Additional shares of the mutual fund can be purchased starting March 16, 2009.

A prospectus/proxy statement with respect to the proposed transaction will be mailed to shareholders and filed with the Securities and Exchange Commission (SEC).  Investors are urged to read the prospectus/proxy statement because it contains important information.  The prospectus/proxy statement and other relevant documents will be available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.

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